UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2013

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                                   to

Commission File Number 333-151802

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAVINGS PLAN FOR UNION EMPLOYEES OF UNILEVER

UNILEVER UNITED STATES, INC.
800 SYLVAN AVENUE
ENGLEWOOD CLIFFS, NEW JERSEY  07632

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNILEVER N.V.

WEENA 455

3013 AL, ROTTERDAM

THE NETHERLANDS

Savings Plan for Union Employees of Unilever

Index

Page(s)

Financial Statements and Supplemental Schedule:

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2013 and 2012	3

Notes to Financial Statements	4—21

Supplemental Schedule (*)

Schedule H — Line 4i — Schedule of Assets (Held at End of Year)	22

(*)       Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included as they are not applicable.

Signature	23

Exhibit Index:

23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Savings Plan for Union Employees of Unilever

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Savings Plan for Union Employees of Unilever (the “Plan”) at December 31, 2013 and December 31, 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of the year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York

June 27, 2014

Savings Plan for Union Employees of Unilever

Statements of Net Assets Available for Benefits

As of December 31, 2013 and 2012

	2013	2012
Assets
Investment in the Unilever United States, Inc. Master Trust, at fair value (Note 4)	$104,675,421	$112,294,293
Receivables
Employer contributions	—	22,176
Participant contributions	—	65,293
Notes receivable from participants	3,182,419	4,546,334
Total receivables	3,182,419	4,633,803
Net assets, at fair value	107,857,840	116,928,096
Adjustment from fair value to contract value for interest in the Master Trust relating to fully benefit-responsive investment contracts	(1,260,204)	(2,946,508)
Net assets available for benefits	$106,597,636	$113,981,588

The accompanying notes are an integral part of these financial statements.

Savings Plan for Union Employees of Unilever

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2013 and 2012

	2013	2012
Additions:
Additions to net assets attributed to:
Net investment income from Plan interest in Unilever United States, Inc. Master Trust (Note 4)	$10,893,231	$9,074,355
Interest from notes receivable from participants	170,287	213,830
Contributions and other additions:
Contributions from participants	3,180,877	4,241,053
Contributions from employer	1,294,559	1,956,262
Rollover contributions	562,200	254,910
Total additions	16,101,154	15,740,410

Deductions:
Deductions to net assets attributed to:
Benefits paid to participants	23,477,428	22,574,258
Administrative expenses	7,678	7,837
Total deductions	23,485,106	22,582,095

Net change in net assets	(7,383,952)	(6,841,685)

Net assets available for benefits:
Beginning of year	113,981,588	120,823,273
End of year	$106,597,636	$113,981,588

The accompanying notes are an integral part of these financial statements.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2013 and 2012

1.                          Description of the Plan

The Savings Plan for Union Employees of Unilever (the “Plan”) is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan’s sponsor is Conopco, Inc.  (the “Company”).  Assets of the Plan along with assets from the UNICare Savings Plan, an affiliated plan, sponsored by Unilever United States, Inc., the parent of the Company (“Unilever US”), are maintained in the Unilever United States, Inc. Master Trust (the “Master Trust”).  The following brief description of the Plan is provided for general information purposes only.  Participants should refer to the summary plan description for more complete information.

Eligibility

All employees at the Hammond, Indiana plant represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy and Allied Industrial and Service Workers International Union Local 7-0336 (“Hammond plant”) are eligible to become participants of the Plan after the completion of 90 days of continuous service.

All employees at the Atlanta, Georgia plant represented by the Bakery, Confectionery and Tobacco Workers and Grain Millers International AFL-CIO Local 42 (“Atlanta plant”), and the Olathe, Kansas plant represented by the International Brotherhood of Teamsters Local 41 or the International Union of Operating Engineers AFL-CIO Local 101-S (“Olathe plant”) were eligible to become participants of the Plan upon the date of hire.  The Atlanta, Georgia plan was closed around June 30, 2013.  All employees were released by the end of August 2013.

All employees located at the Baltimore, Maryland plant represented by the United Food and Commercial Workers International Union AFL-CIO Local 27 (“Baltimore plant”) are eligible to become participants of the Plan after the completion of 60 days of continuous service.

All employees located at the Chicago, Illinois plant represented by the United Food and Commercial Workers International Union AFL-CIO, CLC Local 399 or the International Union of Operating Engineers AFL-CIO Local 100A (“Chicago plant”) who are at least 18 years old are eligible to become participants of the Plan after the completion of 45 days of service.

All employees at the Independence, Missouri plant represented by the International Brotherhood of Teamsters Local 838 (“Independence plant”) are eligible to become participants of the Plan after the completion of one year of service.

All employees at the Huntington, Indiana plant represented by the Retail, Wholesale and Department Store Union, UFCW AFL-CIO and its United Dairy Workers Local 835 (“Huntington plant”), and the St. Albans, Vermont plant represented by the International Brotherhood of Electrical Workers Local 300 (“St Albans plant”), scheduled to work twenty or more hours a week are eligible to participate in the Plan as of date of hire.  Employees who are not regularly scheduled to work twenty or more hours a week can participate in the Plan after completing one year of service.  The Huntington, Indiana plan was closed during 2013.

All employees at the Melrose Park, Illinois plant who are represented by Local 9777 (“Melrose Park plant”) were eligible to participate only in the 401(k) component of the Plan.  The Melrose Park plant was closed in the second quarter of 2013.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2013 and 2012

Employees located at the Stockton, California facility, and represented by the Cannery and Food Processing Unions, International Brotherhood of Teamsters became eligible for the Savings Plan for Union Employees of Unilever on July 1, 2013.  Employees can participate at a contribution rate of 1 — 20% on a before-tax or after-tax basis, or a combination of both.  Catch-up contributions are allowed.  There is no employer match or non-elective contributions provided to Stockton, CA union employees.

Contributions

Plan participants are permitted to make voluntary contributions to the Plan through payroll deductions.  Before-tax contributions, representing 401(k) contributions are deposited in a “before-tax account” and after-tax contributions, where applicable, are deposited in an “after-tax account.”  Before-tax contributions are limited to $17,500 and $17,000 for 2013 and 2012, respectively.  Participants who will be age 50 or older by the end of the Plan year are eligible to make before-tax catch-up contributions limited to $5,500 for both 2013 and 2012.

The permitted contributions vary for each collective bargaining unit at the discretion of the Company and range from 1%-15% to 1%-20% of eligible compensation through payroll deductions on a before-tax basis, after-tax basis, respectively, or a combination of both provided that the maximum participant contribution to the before-tax and after-tax accounts do not exceed 15% to 20% of eligible compensation.

The Company matches contributions made by participants for some employees, based on the terms of the applicable collective bargaining agreement.  Company matching contributions vary for each collective bargaining unit at the discretion of the Company and range from 25% of 4% to 100% of 5% of eligible earnings participants elect to contribute.

All collective bargaining employees at the St. Albans plant hired on or after January 1, 2007, at the Hammond plant hired on or after January 12, 2007, at the Huntington plant hired on or after June 30, 2007, at the Baltimore plant hired on or after April 1, 2008, at the Olathe plant represented by the International Brotherhood of Teamsters Local 41 hired on or after June 1, 2008, at the Chicago plant represented by the United Food and Commercial Workers International Union AFL-CIO, CLC Local 399 hired on or after November 22, 2008, at the Chicago plant represented by the International Union of Operating Engineers AFL-CIO Local 100A hired on or after December 16, 2008 and the Atlanta plant represented by the Bakery, Confectionery and Tobacco Workers and Grain Millers International AFL-CIO Local 42 are eligible to receive non-elective contributions of 4% of compensation after one year of service.

All employees at the Melrose Park plant can elect to make pre-tax deferrals on the same basis as any other participant.  Employees receive a match of $1.00 per every $1.00 of pre-tax deferrals up to the first 2% of pay.  This match is subject to the same rules as matching contributions to any other participant.  Employees will receive 2% of each such employee’s pay at the same time as the Company pays its match to all participants except for the fact that no pre-tax deferrals are required to receive this payment; for all other purposes this payment shall be subject to the same rules as matching contributions payable to any other participant.

Under the provisions of the UNICare Retirement Plan, participants who retire may roll over their lump sum distribution to the Plan.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2013 and 2012

Sale of Businesses and Plant Closures

In 2013, the Atlanta, Georgia, Huntington, Indiana, and Melrose Park, Illinois factories were closed and union employees at those locations were terminated.

Participant Accounts

Each participant’s account is credited with: (a) the participant’s contribution; (b) the Company’s contribution; and (c) an allocation of Plan earnings (losses) and administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Vesting

Participants are fully vested in all of their before-tax and after-tax contributions as well as the earnings thereon.

Vesting of matching and non-elective contributions, made by the Company, varies for each collective bargaining unit at the discretion of the collective bargaining unit agreement.  Collective bargaining units achieve full vesting from the date of hire through three years of service.

Non-elective contributions vest after 3 years of service, upon attainment of age 65, death from active status or disability for all participants receiving non-elective employer contributions.

The balance of forfeitures was $14,620 and $3,229 as of December 31, 2013 and 2012, respectively.  Amounts forfeited by non-vested participants who terminated employment during the years ended December 31, 2013 and 2012 were $30,042 and $32,385, respectively.  Forfeitures reduced Company matching contributions and Company non-elective contributions in the amount of $19,875 and $31,799 for the years ended December 31, 2013 and 2012, respectively.

Payment of Benefits

Provisions for the withdrawal of contributions of active participants vary for each collective bargaining unit in accordance with the collective bargaining unit agreement and include in-service withdrawals of the after-tax account, prior plan profit sharing account, portion of company matching account on deposit for 2 years, before-tax account for reasons of hardship provided the withdrawal does not exceed the amount of the hardship, and before-tax account and company matching account following attainment of age 59.5.

Upon termination of employment, participants are entitled to all of their vested balances and must receive their full balance upon reaching the age of 65.

Retired employees may elect to leave their account balances in the Plan until they attain age 70.5 at which time Internal Revenue Service regulations require minimum distributions to be made. Failure to make a voluntary election to defer payment will result in a total distribution of vested Plan balances at age 65.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2013 and 2012

Investments

Participants have the option to direct contributions towards a wide variety of funds including stable value, fixed income, balanced, equity and the Unilever N.V. Stock Fund.  The funds offered by the Plan are as follows:

•                INVESCO Interest Income Fund

This fund is primarily invested in a diversified portfolio of synthetic guaranteed investment contracts issued by highly rated financial institutions such as insurance companies and banks.  Each contract has its own specific terms, including interest rate and maturity date.  The crediting interest rates at December 31, 2013 and 2012 for the contracts range from 0.03% to 2.33% and 0.14% to 3.57%, respectively.  The weighted average crediting interest rates at December 31, 2013 and 2012 for the contracts are 1.91% and 2.71%, respectively.

•               PIMCO Total Return Fund Institutional Class

•               Unilever N.V. Stock Fund

•               Fidelity Contrafund

•               American Funds Washington Mutual Investors Fund (R5)

•               Northern Trust Total US Equity Index Fund

•               Northern Trust International Equity Index Fund

•               Northern Trust Collective Russell 2000 Index Fund — DC — Lending

•               Wellington CIFII Balanced Real Assets Portfolio Series 1

•               Wells Fargo Stable Return Fund C

This fund is 100% invested in the Wells Fargo Stable Return Fund G, and was restricted from sale through June 15, 2012.  This fund was liquidated at the end of June 2012 with the proceeds being transferred into the INVESCO Interest Income Fund.

•                  Vanguard Target Retirement Trust I, Vanguard Target Retirement 2010 Trust I, Vanguard Target Retirement 2015 Trust I, Vanguard Target Retirement 2020 Trust I, Vanguard Target Retirement 2025 Trust I, Vanguard Target Retirement 2030 Trust I, Vanguard Target Retirement 2035 Trust I, Vanguard Target Retirement 2040 Trust I, Vanguard Target Retirement 2045 Trust I, Vanguard Target Retirement 2050 Trust I, and Vanguard Target Retirement 2055 Trust I

•                  Self-directed brokerage accounts, whereby the participant is able to select from approximately 4,600 mutual funds.  As of December 31, 2013 and 2012, $73,392,300 and $66,918,923, respectively, was invested through the brokerage accounts at the Master Trust level.  The brokerage account consisted of $65,536,883 and $7,855,417 in mutual funds and short-term investments as of December 31, 2013, respectively.  The brokerage account consisted of $58,686,312 and $8,232,611 in mutual funds and short-term investments as of December 31, 2012, respectively.  As of December 31, 2013 and 2012, $3,899,501 and $4,210,876, respectively, of the Master Trust brokerage account is held by the Plan.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2013 and 2012

Notes Receivable from Participants

At the request of Plan participants, notes receivable from participants are permitted up to the lesser of $50,000 reduced by the largest outstanding loan balance in the previous 12 months or one-half of the participants’ vested interest in their accounts less any outstanding loans.  Loans bear interest at a fixed rate determined at the time of origination based on the Reuters published prime rate plus one percent.  Loans relating to the acquisition or construction of a participant’s principal residence are to be repaid within fifteen years.  All other loans are required to be repaid within five years.

Interest rates ranging from 4.25% to 9.25% were charged on the loans for both of the years ended December 31, 2013 and 2012.

For participants that were transferred from the Ben and Jerry’s Homemade Plan in 2006, loans relating to the acquisition or construction of a participant’s principal residence are to be repaid within thirty years.  All other loans are required to be repaid within five years.

Administration

The Plan provides that the Benefits Administration Committee is responsible for the general administration of the Plan.

2.                          Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Valuation of Plan Investments and Income Recognition

The assets of the Plan have been commingled in the Master Trust with the assets of the UNICare Savings Plan for investment and administrative purposes.  The investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust.  The Plan’s investment is stated at fair value and is based on the beginning of the year value of the Plan’s interest in the Master Trust plus contributions and allocated investment income (loss) less distributions and allocated expenses.

Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on the sale of investment securities are determined on the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the investment income (loss) for the Plan’s interest in the Master Trust, which consists of its allocated share of investment income and (loss), realized gains and losses, and the change in unrealized appreciation and depreciation from the Master Trust.

The Plan’s interest in the Master Trust is the sole investment representing more than 5 percent of the Plan’s net assets available for benefits as of December 31, 2013 and 2012.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2013 and 2012

Investment Contracts (Also see Note 4)

The Plan accounts for synthetic guaranteed investment contracts at contract value.  Investment contracts held by a defined contribution plan or master trust are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Notes Receivable from Participants

Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest.

Benefit Payments

Benefit payments are recorded when paid and include deemed distributions of $35,200 and $7,191 for the years ended December 31, 2013 and 2012, respectively.

Administrative Expenses

Investment management fees for all funds are included as a reduction of investment income.  Certain other professional fees are paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities, if any, at the date of the financial statements.  Actual results could differ from those estimates.

Risks and Uncertainties

Through the Master Trust, the Plan provides for various investment options in any combination of stocks, commingled funds, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the December 31, 2013 and 2012 Statements of Net Assets Available for Benefits.

The Master Trust is exposed to credit loss in the event of non-performance by the companies with whom guaranteed investment contracts are placed.  However, the Plan does not anticipate non-performance by these companies and believes that the risk to the Master Trust portfolio from credit loss is not material due to the diversified nature of assets held.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2013 and 2012

3.       Tax Status of the Plan

In January 2013, the Plan submitted a request for an updated tax determination letter.  An acknowledgement letter was received in March 2013, and the favorable tax determination letter was dated April 23, 2014.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or the Department of Labor.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to tax examinations for years prior to 2010.

4.       Investments Held by the Master Trust

At December 31, 2013 and 2012, the Master Trust comprises the investment assets of the Plan and the UNICare Savings Plan, affiliated plans of Unilever US.  The Plan has a 5.4% and a 6.1% interest in the investments of the Master Trust as of December 31, 2013 and 2012, respectively.  The UNICare Savings Plan comprises approximately 94.6% and 93.9%, respectively, of the investments held by the Master Trust as of December 31, 2013 and 2012.  Investment assets of the Master Trust, held by Fidelity, the Trustee, related earnings (losses) and expenses are allocated to the plans participating in the Master Trust based upon the total of each individual plan’s share of the Master Trust.

The Plan’s approximate share of various investments held by the Master Trust at December 31, 2013 and 2012 were as follows:

	2013	2012

Short-term investment funds	7.5%	7.8%
Mutual funds	3.7%	3.6%
Commingled funds	4.6%	5.3%
Unilever N.V. Stock Fund	5.5%	5.8%
Synthetic guaranteed investment contracts	7.9%	8.8%

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2013 and 2012

As of December 31, 2013 and 2012, the investment categories of the Master Trust were as follows:

Investments, at fair value	2013	2012

Short-term investment funds	$30,186,502	$24,744,812
Mutual funds	277,211,992	271,540,380
Commingled funds	1,054,103,515	883,439,975
Unilever N.V. Stock Fund	73,713,207	71,031,376
Synthetic guaranteed investment contracts	494,057,461	561,616,150
Master Trust investments, at fair value	1,929,272,677	1,812,372,693

Adjustment to contract value	(15,912,012)	(33,260,011)
Net amount	$1,913,360,665	$1,779,112,682

The following investments represent 5 percent or more of the Master Trust’s net assets as of December 31, 2013 and 2012:

	2013		2012
Mutual funds

PIMCO Total Return	$73,904,999	*	$107,860,237
Fidelity Contrafund	100,643,929		79,569,101	*

Commingled funds

Vanguard Target Retirement 2020 Trust I	152,452,588		133,679,144
Vanguard Target Retirement 2025 Trust I	180,923,901		152,585,166
Vanguard Target Retirement 2030 Trust I	166,224,589		138,425,337
Vanguard Target Retirement 2035 Trust I	120,978,279		97,642,864

Synthetic guaranteed investment contracts

JP Morgan Chase Contract # 441619-IAAA	93,793,547	*	100,291,881

State Street Bank and Trust Company Contract #103108	90,721,254	*	95,173,240

NATIXIS Financial Contract #1419-01	—	*	118,910,434

RGA Contract #RGA00040	98,304,524		—	*

* Less than 5%

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2013 and 2012

As of December 31, 2013, following are synthetic guaranteed investment contracts, which are fully benefit-responsive, of the Master Trust:

	Investments,	Adjustment to
	at fair value	contract value

JP Morgan Chase (IGT PIMCO AAA or Better Intermediate Fund)	$93,793,547	$(4,371,488)

State Street Bank (IGT WAM AAA or Better Intermediate Fund)	90,721,254	(4,140,928)

ING Life & Annuity (IGT Short Duration)	50,759,582	(1,012,517)

ING Life & Annuity (IGT PIMCO AAA or Better Fund)	51,774,675	(1,650,750)

ING Life & Annuity (IGT WAM AAA or Better Intermediate Fund)	22,543,985	(1,016,021)

Pacific Life Insurance (IGT Invesco Short-term Bond Fund)	86,159,894	(1,517,588)

RGA (IGT Invesco Short-term Bond Fund)	98,304,524	(2,202,720)

	$494,057,461	$(15,912,012)

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2013 and 2012

As of December 31, 2012, following were synthetic guaranteed investment contracts, which were fully benefit-responsive, of the Master Trust:

	Investments,	Adjustment to
	at fair value	contract value

JP Morgan Chase (IGT PIMCO AAA or Better Intermediate Fund)	$100,291,881	$(9,656,997)

State Street Bank (IGT WAM AAA or Better Intermediate Fund)	95,173,240	(7,147,248)

Bank of America (IGT PIMCO AAA or Better Intermediate Fund) (IGT Invesco Short-term Bond Fund)	51,094,049	(3,065,046)

Bank of America (IGT WAM AAA or Better Intermediate Fund) (IGT Invesco Short-term Bond Fund)	50,977,206	(2,952,244)

NATIXIS Capital Markets (IGT Invesco Short-term Bond Fund)	118,910,434	(4,766,063)

ING Life & Annuity (IGT Invesco Short-term Bond Fund)	55,192,158	(2,133,788)

Pacific Life Insurance (IGT Invesco Short-term Bond Fund)	89,977,182	(3,538,625)

	$561,616,150	$(33,260,011)

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2013 and 2012

The investment income, net of investment expenses, of the Master Trust net assets for the years ended December 31, 2013 and 2012 were as follows:

	2013	2012
Net appreciation in fair value of net investments:

Mutual funds	$30,467,363	$20,263,051
Unilever N.V. Stock Fund	3,725,247	7,554,486
Commingled funds	175,402,612	110,520,081
Stable return fund	—	305,423
Net appreciation	209,595,222	138,643,041
Interest	10,988,476	16,488,040
Dividends	16,971,715	12,223,023
Total net investment income	$237,555,413	$167,354,104

Investment valuation and income recognition of Master Trust

Master Trust investments are stated at fair value.    The Investment Committee reviews the valuation and performance of the investment options on an annual basis.

Purchases and sales of securities are recorded as of the trade date.  Dividend income is recorded on the ex-dividend date and interest is recorded on the accrual basis.

Investment income (loss) for the Master Trust includes net appreciation (depreciation) of investments, as well as, interest and dividends from investments.  The net appreciation (depreciation) of investments held in the Master Trust consists of the realized gains (losses) and the unrealized appreciation (depreciation) on these investments.

Investment Contracts

The Master Trust entered into benefit-responsive investment contracts, such as synthetic guaranteed investment contracts (“GICs”) and a stable return fund, with various third party financial institutions.  These benefit-responsive investment contracts are held through the INVESCO Interest Income Fund (the “Fund”) and the Wells Fargo Stable Return Fund C (the “stable return fund”).  Contract values represent contributions made to the investment contract plus earnings, less participant withdrawals and administrative expenses.

A synthetic GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive wrapper contracts issued by third party financial institutions which are backed by underlying assets owned by the Master Trust.  The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments).  The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.  An interest crediting rate less than zero would result in a loss of principal or accrued interest.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2013 and 2012

Calculating the Interest Crediting Rate in Wrapper Contracts

The key factors that influence future interest crediting rates for a wrapper contract include:

•                  The level of market interest rates

•                  The amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract

•                  The investment returns generated by the fixed income investments that back the wrapper contract

•                  The duration of the underlying investments backing the wrapper contract

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis.  While there may be slight variations from one contract to another, most wrapper contracts use a formula that is based on the characteristics of the underlying fixed income portfolio.  Over time, the crediting rate formula amortizes the Fund’s realized and unrealized market value gains and losses over the duration of the underlying investments.  Because changes in the market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate.  In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market value of the underlying investments relative to the contract value are presented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from fair value to contract value.”  If the Adjustment from fair value to contract value is positive for a given contract, this indicates that the contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  If the adjustment from fair value to contract value is negative, this indicates that the contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero.  This helps to ensure that participants’ principal and accrued interest will be protected.

Events That Limit the Ability of the Plan to Transact at Contract Value

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value.  These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.  The events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2013 and 2012

Issuer-Initiated Contract Termination

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

For the Master Trust, the contract values of the synthetic GICs were approximately $478 million and $528 million at December 31, 2013 and 2012, respectively.  As of December 31, 2013 and 2012, the fair value of the synthetic GICs, based upon the fair value of underlying assets and wrapper contracts, was greater than the contract value by $15.9 million and $33.3 million, respectively.

For the Master Trust, the stable return fund was sold during 2012 and therefore the contract value at December 31, 2012 was zero.

As of December 31, 2013 and 2012, the average yields for synthetic GICs and the stable return fund were as follows:

Average yields for synthetic GICs	2013	2012

Based on actual earnings	1.17%	0.74%
Based on interest rate credited to participants	1.85%	2.56%

Average yields for stable return fund	2013	2012

Based on actual earnings	—	0.94	%*
Based on interest rate credited to participants	—	1.95	%*

*   The average yields reported represent the complete 2012 fiscal year.  The Master Trust liquidated the fund at the end of June 2012 and therefore, actual returns may differ from the above.

Fair Value Measurements

FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under this standard are described as follows:

• Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2013 and 2012

• Level 2 - Inputs to the valuation methodology that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

• Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.  The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:

Mutual Funds

A mutual fund’s Net Asset Value (“NAV”) is based on the value of underlying assets owned by the fund minus its liabilities and then divided by the number of shares outstanding calculated as of the close of business of the New York Stock Exchange. The fund’s assets normally are fair valued as of this time for the purpose of computing the fund’s NAV.  Since the NAV is a quoted price in a market that is active, they are classified within Level 1 of the valuation hierarchy.

Synthetic Guaranteed Investment Contracts

The fair value of the synthetic guaranteed investment contracts is based on the underlying investments. The underlying investments are common/collective trust funds, which are public investment vehicles, valued at the NAV as described above. The value of the wrapper contracts is determined using unobservable inputs including rebid rates from the wrapper provider.  The fair value of the wrapper at December 31, 2013 and 2012 of $0 and $257,107, respectively, is included in the synthetic guaranteed investment contracts amount of the Master Trust shown below.  Because the NAV is a quoted price in a market that is not active and the wrapper contracts are valued using unobservable inputs, the synthetic guaranteed investment contracts are classified within Level 2 of the valuation hierarchy.

Commingled Funds

These investments are investment vehicles valued using the NAV provided by the administrator of the fund. The values of the underlying assets owned by the fund are valued at quoted market prices in an active market. Each common/collective trust fund provides for daily redemptions by the Plan at reported NAVs with no advance notice requirement. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2013 and 2012

Unilever N.V. Stock Fund

Unilever N.V. Stock Fund invests in shares of Unilever N.V. stock which is valued at the closing price reported on the New York Stock Exchange and is classified within Level 1 of the valuation hierarchy.

Short-term Investment Funds

The Short-term Investment funds, which include money market funds, are valued at quoted market prices in an active market, which represent the NAVs held by the Plan at year end and are classified within Level 1 of the valuation hierarchy.

In accordance with the guidance relating to fair value measurements, the following tables represent the Master Trust’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2013 and 2012:

2013

	Level 1	Level 2	Level 3	Total
Mutual funds:
Bond funds	$73,904,999	$—	$—	$73,904,999
Large cap funds	137,770,110	—	—	137,770,110
Brokerage Link:
Fixed income	7,461,641	—	—	7,461,641
International equities	12,652,084	—	—	12,652,084
US equities	42,821,548	—	—	42,821,548
Other	2,601,610	—	—	2,601,610
Total mutual funds	277,211,992	—	—	277,211,992

Synthetic guaranteed investment contracts	—	494,057,461	—	494,057,461

Commingled funds:
Index funds	—	143,075,637	—	143,075,637
Target retirement funds	—	911,027,878	—	911,027,878
Total commingled funds	—	1,054,103,515	—	1,054,103,515

Unilever N.V. Stock Fund	73,713,207	—	—	73,713,207

Short-term investment funds	30,186,502	—	—	30,186,502

Investments at fair value	$381,111,701	$1,548,160,976	$—	$1,929,272,677

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2013 and 2012

2012

	Level 1	Level 2	Level 3	Total
Mutual funds:
Bond funds	$107,860,237	$—	$—	$107,860,237
Large cap funds	104,993,831	—	—	104,993,831
Brokerage Link:
Fixed income	8,443,808	—	—	8,443,808
International equities	24,852,174	—	—	24,852,174
US equities	19,661,719	—	—	19,661,719
Other	5,728,611	—	—	5,728,611

Total mutual funds	271,540,380	—	—	271,540,380

Synthetic guaranteed investment contracts	—	561,616,150	—	561,616,150

Commingled funds:
Index funds	—	112,829,364	—	112,829,364
Target retirement funds	—	770,610,611	—	770,610,611
Total commingled funds	—	883,439,975	—	883,439,975

Unilever N.V. Stock Fund	71,031,376	—	—	71,031,376

Short-term investment funds	24,744,812	—	—	24,744,812

Investments at fair value	$367,316,568	$1,445,056,125	$—	$1,812,372,693

There have been no significant transfers between level 1 and level 2.

The following tables summarize investments measured at fair value based on NAVs per share as of December 31, 2013 and 2012:

December 31, 2013

		Unfunded	Redemption	Redemption
Instrument	Fair Value	Commitments	Frequency	Notice Period
Commingled Funds:
Index funds	$143,075,637	$—	Daily	n/a

Target retirement funds	$911,027,878	$—	Daily	n/a

December 31, 2012

		Unfunded	Redemption	Redemption
Instrument	Fair Value	Commitments	Frequency	Notice Period
Commingled Funds:
Index funds	$112,829,364	$—	Daily	n/a

Target retirement funds	$770,610,611	$—	Daily	n/a

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2013 and 2012

5.         Transactions with Related Parties and Parties-in-Interest

The Unilever N.V. Stock Fund invests in shares of Unilever N.V. stock.  This fund is designed as a means for employees to participate in the potential long-term growth of Unilever N.V.  The Master Trust held approximately 1,832,000 and 1,854,000 shares at December 31, 2013 and 2012, respectively, of common stock in Unilever N.V.  The Master Trust also earned dividend income from the common stock of approximately $2.6 million and $2.3 million for the years ended December 31, 2013 and 2012, respectively.  The Master Trust had sales and purchases of Unilever N.V. Stock of approximately $19.5 million and $18.3 million in 2013, and $18.3 million and $17.4 million in 2012, respectively.  The fair value of Unilever N.V. Stock Fund held by the Plan at December 31, 2013 and 2012 approximates $4.0 million and $4.1 million, respectively.

Certain Master Trust investments consist of units in investment funds managed by Fidelity, the Trustee.  Fidelity owns these investment funds, and is a party-in-interest as defined by ERISA.  In the opinion of the Plan administrator, fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.  The administration fees paid by the Plan during 2013 and 2012 disclosed on the Statements of Changes in Net Assets Available for Benefits were paid to Fidelity.

6.                            Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan, subject to the provisions of ERISA.  In the event of the Plan termination, the participant’s rights to their accrued benefits are non-forfeitable.  Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

7.         Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as disclosed in the Statements of Net assets Available for Benefits at December 31, 2013 and 2012 to amounts presented in Form 5500:

	2013	2012

Net assets available for benefits as disclosed in the financial statements	$106,597,636	$113,981,588

Adjustment from contract value to fair value for interest in the Master Trust relating to fully benefit-responsive investment contracts	1,260,204	2,946,508

Net assets available for benefits as presented in Form 5500	$107,857,840	$116,928,096

The following is a reconciliation of investment income as disclosed in the statement for the years ended December 31, 2013 and 2012 to the amounts presented in Form 5500:

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2013 and 2012

	2013	2012

Net investment income from Plan interest in Unilever United States Inc. Master Trust as presented in the financial statements	$10,893,231	$9,074,355

Adjustment from contract value to fair value	(1,686,304)	(583,676)

Investment income as presented in Form 5500	$9,206,927	$8,490,679

8.         Subsequent Events

The Plan has evaluated subsequent events through the date that the financial statements were available to be issued.  Based on this evaluation, the Plan’s administrator has determined there are no events that require disclosure in or adjustment to the financial statements.

Savings Plan for Union Employees of Unilever

Schedule H — Line 4i Schedule of Assets (Held at End of Year)

EIN: 13-1840427, Plan # 035

December 31, 2013

		(c) Description of Investment Including
	(b) Identity of Issue, Borrower	Maturity Date, Rate of Interest, Collateral, Par		(e) Current
(a)	Lessor or Similar Party	or Maturity Value	(d) Cost **	Value

*	Investment in Unilever United States, Inc. Master Trust, at fair value	Various investments		$104,675,421

*	Notes Receivable from Participants	Interest rates ranging from 4.25% to 9.25% with maturities through 2028		$3,182,419

*                 Denotes a party-in-interest to the Plan

**          Not applicable

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR UNION EMPLOYEES OF UNILEVER

By:	/s/ Sandra Zornek
SANDRA ZORNEK
DIRECTOR OF BENEFITS

Date: June 27, 2014

See Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit Number	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm